Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

GRUBB & ELLIS HEALTHCARE REIT, INC.

SUPPLEMENT NO. 3 DATED MARCH 19, 2009
TO THE PROSPECTUS DATED DECEMBER 3, 2008

This document supplements, and should be read in conjunction with, our prospectus dated December 3, 2008, as supplemented by Supplement No. 1 dated December 3, 2008 and Supplement No. 2 dated January 30, 2009, relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 3 is to disclose:

•	the status of our initial public offering;

•	the resignation of our Chief Financial Officer and appointment of a new principal financial officer;

•	an update regarding our transition to self-management;

•	an update to our risk factors disclosure;

•	biographical information for a new employee and a new independent consultant; and

•	a chart illustrating our organizational structure upon the completion of our transition to self-management.

Status of Our Initial Public Offering

As of February 28, 2009, we had received and accepted subscriptions in our offering for 85,794,678 shares of our common stock, or approximately $856,957,000, excluding shares issued under our distribution reinvestment plan. As of February 28, 2009, approximately 114,205,322 shares remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares in our offering until the earlier of September 20, 2009, or the date on which the maximum offering has been sold.

Resignation of our Chief Financial Officer and Appointment of New Principal Financial Officer

On March 13, 2009, Shannon K S Johnson resigned from her position as our Chief Financial Officer. Ms. Johnson will continue to provide non-exclusive services to us in her role as a Financial Reporting Manager of Grubb & Ellis Realty Investors, LLC, the managing member of Grubb & Ellis Healthcare REIT Advisor, LLC, or our advisor. Under our advisory agreement, as amended and restated as of November 14, 2008, effective as of October 24, 2008, or the amended advisory agreement, our advisor currently serves as our financial advisor. In that capacity, our advisor, through its officers and the officers and employees of its affiliates, maintains our books and records, assists with the implementation of our financial policies and is responsible for preparing our financial reports to be filed with the Securities and Exchange Commission, among its other responsibilities.

On March 17, 2009, our board of directors appointed Kellie S. Pruitt, our Chief Accounting Officer and principal accounting officer, to also serve as our principal financial officer. For more information regarding Ms. Pruitt, see Supplement No. 2 dated January 30, 2009.

Our self-management program, which is discussed in further detail below, contemplates and provides for the replacement of our executive officers, including our Chief Financial Officer, who are also officers or employees of our advisor and its affiliates.

Update Regarding Our Transition to Self-Management

As disclosed in our prospectus, we have undertaken steps to transition from an externally managed REIT to a self-managed REIT. The amended advisory agreement with our advisor expires on September 20, 2009, unless sooner terminated. Our transition to self-management is intended to be completed on or before September 20, 2009. Accordingly, we do not currently intend to renew the amended advisory agreement or to engage a successor advisor. Our internal management team is led by our Chairman, Chief Executive Officer and President, Scott D. Peters, under the governance of our board of directors. With self-management, we will internally manage the business of our company, including our day-to-day operations and the direct oversight of third-party service providers retained by us on an as-needed basis. Under the amended advisory agreement, our advisor has agreed to use reasonable efforts to cooperate with us as we pursue and implement our self-management program. For an illustration of our organizational structure upon the completion of our transition to a self-management program, please see “Organizational Structure” below.

At the commencement of this offering we had minimal assets and operations and we did not believe that it was efficient at that time to engage our own internal management team. As of March 13, 2009, we had acquired 43 geographically diverse properties and other real estate related assets for a total purchase price of $1,000,520,000. As a result of our growth and success, our board of directors believes that we now have the critical mass required to support a self-management structure. Our board of directors believes that self-management will enable us to better position our company for success in the future for several reasons discussed below:

Management Team.  We believe that our management team, led by Mr. Peters, has the experience and expertise to efficiently and effectively operate our company. In addition, as previously reported in Supplement No. 2 dated January 30, 2009, we have hired a Chief Accounting Officer, Kellie S. Pruitt. We have also hired a Controller, Kelly Hogan, and other personnel. We have also engaged Mark Engstrom as an independent consultant to serve as our acquisition and asset manager, and we expect to hire Mr. Engstrom as our full-time employee in the future. For more information regarding Ms. Hogan and Mr. Engstrom, please see “Biographical Information for New Employee and New Independent Consultant” below. We intend to continue to hire additional employees and engage independent consultants to expand our self-management infrastructure, assist in our transition to a self-managed company and fulfill other responsibilities, including acquisitions, accounting, asset management, strategic investing and corporate and securities compliance. Mr. Peters is leading our transition to a self-management structure. Our internal management team, led by Mr. Peters, will manage our day-to-day operations and oversee and supervise our employees and third party service providers, who will be retained on an as-needed basis. All key personnel will report directly to Mr. Peters.

Governance.  An integral part of our self-management program is our experienced board of directors. The board provides effective ongoing governance for our company and spends a substantial amount of time overseeing our transition to self-management. Our governance and management framework is one of our key strengths.

Significantly Reduced Cost.  From inception through September 30, 2008, we incurred to our advisor and its affiliates approximately $26,796,000 in acquisition fees; approximately $6,302,000 in asset management fees; approximately $2,188,000 in property management fees; and approximately $1,088,000 in leasing fees. Although we will incur the costs associated with having our own employees and independent consultants and we expect third party property management expenses and third party acquisition expenses, including legal fees, due diligence fees and closing costs, to remain approximately the same as under external management, we believe that the total cost of the self-management program will be substantially less than the cost of external management. While our board of directors, including a majority of our independent directors, previously determined that the fees to our advisor were fair, competitive and commercially reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties, we believe that by having our own employees and independent consultants manage our operations and retain third party service providers, we will significantly reduce the cost structure of our company.

No Internalization Fees.  Unlike many other non-listed REITs that internalize or pay to acquire various management functions and personnel, such as advisory and asset management services, from their sponsor or advisor prior to listing on a national securities exchange for substantial fees, we will not be required to pay such fees under our self-management program. We believe that by not paying such fees, as well as operating more cost-effectively under our self-management program, we will save a substantial amount of money. To the extent that our management and board of directors determine that utilizing third party service providers for certain services is more cost-effective than conducting such services internally, we will pay for these services based on negotiated terms and conditions consistent with the current marketplace for such services on an as-needed basis.

Funding of Self-Management.  We believe that the cost of the self-management program will be substantially less than the cost of external management. Therefore, although we are incurring additional costs now related to our transition to self-management, we expect the cost of the self-management program to be effectively funded by future cost savings. Pursuant to the amended advisory agreement, we have already reduced acquisition fees and asset management fees payable to our advisor, which we believe will result in substantial cost savings. In addition, we anticipate that we will achieve further cost savings in the future as a result of reduced and/or eliminated acquisition fees, asset management fees, internalization fees and other outside fees.

Dedicated Management and Increased Accountability.  Under our self-management program, our officers and employees will only work for our company and will not be associated with any outside advisor. Our management team, led by Mr. Peters, has direct oversight of employees, independent consultants and third party service providers on an ongoing basis. We believe that these direct reporting relationships along with our performance-based compensation programs and ongoing oversight by our management team create an environment for and will achieve increased accountability and efficiency.

Conflicts of Interest.  We believe that self-management works to remove inherent conflicts of interest that necessarily exist between an externally advised REIT and its advisor. The elimination or reduction of these inherent conflicts of interest is one of the major reasons that we elected to proceed with the self-management program.

In connection with our transition to self-management, we have established a new corporate office. The address of our new office is The Promenade, 16427 North Scottsdale Road, Suite 440, Scottsdale, Arizona 85254 and our telephone number at that address is (480) 998-3478. We anticipate that upon or prior to the completion of our transition to self-management, this office will serve as our principal executive office. Upon the completion of our transition to self-management, we intend to change our name to “Healthcare Trust of America, Inc.”

Update to Risk Factors

The “Risk Factors” section of the prospectus is hereby supplemented by the following additional section and risk factors:

Risks Associated with Our Transition to Self-Management

As we transition to self-management, our success is increasingly dependent on the performance of our board of directors and our Chairman of the Board, Chief Executive Officer and President.

As we transition to self-management, our ability to achieve our investment objectives and to pay distributions is increasingly dependent upon the performance of our board of directors, Scott D. Peters, our Chairman of the Board, Chief Executive Officer and President, and our employees, in the identification and acquisition of investments, the determination of any financing arrangements, the asset management of our investments and operation of our day-to-day activities. You will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments that are not described in this prospectus or other periodic filings with the SEC. We rely primarily on the management ability of our Chief Executive Officer and the governance of our board of directors. We do not have any key man life insurance on Mr. Peters. We have entered into an employment agreement for a term beginning November 1, 2008 to November 1, 2010 with Mr. Peters, but the employment agreement contains various termination rights. If we were to lose the benefit of his experience, efforts and abilities, our operating results could suffer. In addition, if any member of our board of directors were to resign, we would lose the benefit of such director’s governance and experience. As a result of the foregoing, we may be unable to achieve our investment objectives or to pay distributions to our stockholders.

We are transitioning to be a self-managed company and we may not be successful in hiring additional employees and/or third party service providers, which could impact our ability to achieve our investment objectives.

We currently have a full-time Chief Executive Officer and President, Scott D. Peters, a Chief Accounting Officer, Kellie S. Pruitt, a Controller, Kelly Hogan, and other personnel. We have also engaged Mark Engstrom as an independent consultant to serve as our acquisition and asset manager, and we expect to hire Mr. Engstrom as our full-time employee in the future. We intend to engage additional employees and independent consultants. We may also outsource certain services, including property management, to third parties. As we continue to implement our self-management program, we will rely less on our advisor and will increasingly rely on our board of directors, Mr. Peters and our other employees and consultants to manage our investments and operate our day-to-day activities. If we are unsuccessful in hiring additional employees or engaging consultants and other third parties to provide services to us, or if our employees and consultants and the additional employees that we hire or consultants and third parties we engage do not perform at the level we expect, our ability to achieve our investment objectives and pay distributions to you could suffer.

After the termination or expiration of our amended advisory agreement and upon the completion of our transition to a self-management program, we will not be able to rely on our advisor to manage our operations, which could adversely impact our ability to achieve our investment objectives and pay distributions to our stockholders.

We are currently transitioning to a self-management program, which means that when our amended advisory agreement expires or is terminated, we do not intend to renew such agreement with our advisor or engage a successor advisor; provided the parties may mutually agree to specified service arrangements. As we continue to implement our self-management program, our advisor will have a more limited role in managing our business and operations. After the termination or expiration of the amended advisory agreement, we will not be able to rely on our advisor to provide services to us, including asset management services, property management services and investor relations services. In addition, the amended advisory agreement provides that after termination or expiration, upon the request of our advisor, we cannot use the name “Grubb & Ellis.” Upon the completion of our transition to self-management, we intend to change our name to “Healthcare Trust of America, Inc.” We will rely on our board of directors, Mr. Peters and our management team, as well as third party service providers, to identify and acquire future investments for us, determine any financing arrangements, manage our investments and operate our day-to-day activities. If we are not successful in hiring additional employees, engaging independent consultants or finding third parties to manage our operations, our ability to achieve our investment objectives and pay distributions to you could suffer.

In connection with our transition to self-management, we may be required to provide notice or obtain the consent of certain of our lenders, and our failure to obtain any required consents could result in a default under our loan documents.

We may be required to provide notice to, and/or obtain consent from, certain of our lenders in connection with our transition to self-management. To the extent that we are required to obtain the consent of a lender and such lender does not provide consent, then in the event that we are otherwise unable to amend, refinance or pay off the applicable loan, we may be in default under the loan documents. Such default would afford the applicable lender the right to exercise the remedies available to it under the loan documents, including the right to accelerate the repayment of the loan. To the extent that any of our loan repayments are accelerated, we may have difficulty, particularly given the current status of the credit markets, obtaining replacement financing, or alternatively, the replacement financing we may obtain may not be on terms as advantageous as the terms of our current financing arrangements. In addition, any acceleration of any of our debt without replacement financing may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT and could have a significant, negative impact on your investment.

The risk factor entitled “Our success is dependent on the performance of our sponsor” included under “Risk Factors — Risks Related to Our Business” in the prospectus is hereby updated with the following:

Until the termination or expiration of the amended advisory agreement, our success is dependent in part on the performance of our advisor, which is a subsidiary of our sponsor.

Until the termination or expiration of the amended advisory agreement, our ability to achieve our investment objectives and to pay distributions is dependent in part upon the performance of our advisor, which is a subsidiary of our sponsor, Grubb & Ellis Company, or Grubb & Ellis. Grubb & Ellis has reported that due to the disruptions in the credit markets, the severe and extended general economic recession, and the significant decline in the commercial real estate market in 2008, it anticipates that it will report a significant decline in operating earnings and net income for the fourth calendar quarter of 2008 as compared to the fourth quarter of 2007 and for the year ended December 31, 2008 as compared to the year ended December 31, 2007. In addition, Grubb & Ellis anticipates that it will recognize significant impairment charges to goodwill, impairments on the value of real estate assets held as investments, and additional charges related to its activities as a sponsor of investment programs in the quarter ended December 31, 2008. Grubb & Ellis has also reported that it is restating certain of its previously issued financial statements. To the extent that any of the foregoing or any other matters related to our sponsor impact the performance of our advisor, our results of operations, financial condition and ability to pay distributions to our stockholders could also suffer.

Biographical Information for New Employee and New Independent Consultant

As noted above in “Update Regarding Our Transition to Self-Management,” we have hired a Controller, Kelly Hogan, and have also engaged Mark Engstrom as an independent consultant to serve as our acquisition and asset manager.

Kelly Hogan, age 30, has served as our Controller since February 2009. From 2002 to 2008, she served as an Audit Manager at Deloitte & Touche LLP, in both their Phoenix and Minneapolis offices, where she performed financial statement audits of both public and privately held companies and spent three of those years as an Audit Manager of a publicly registered REIT. Prior to joining Deloitte & Touche LLP in 2002, Ms. Hogan served as an Accountant at Arthur Andersen from 2000 to 2002. She graduated cum laude from the University of St. Thomas in St. Paul, Minnesota with a B.A. degree in Accounting. Ms. Hogan is a Certified Public Accountant licensed in Arizona and Minnesota.

Mark Engstrom, age 49, has served as our independent consultant since February 2009. Mr. Engstrom provides acquisition and asset management support, and we expect to hire Mr. Engstrom as a full-time employee in the future. Mr. Engstrom has 22 years of experience in organizational leadership, acquisitions, management, asset management, project management, leasing, planning, facilities development, financing, and establishing industry leading real estate and facilities groups. From 2006 through 2009, Mr. Engstrom was the Chief Executive Officer of Insite Medical Properties, a real estate services and investment company. From 2001 through 2005, Mr. Engstrom served as a Manager of Real Estate Services for Hammes Company and created a new business unit within the company which was responsible for providing asset and property management. Mr. Engstrom graduated in 1983 from Michigan State University with a Bachelor of Arts degree in Pre-Law and Public Administration. In 1987 he graduated with a Masters Degree in Hospital and Healthcare Administration from the University of Minnesota.

Organizational Structure

The chart included on page 9 of our prospectus dated December 3, 2008 shows our current organizational structure. The following chart shows our structure upon the completion of our transition to self-management:

[1]	Grubb & Ellis Healthcare REIT Advisor, LLC owns less than a 0.01% interest in our company and in our operating partnership.